September 16, 2019

Division of Corporate Finance Office of Healthcare & Insurance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	Responses to the Securities and Exchange Commission
Staff Comments dated September 12, 2019, regarding
Rezolute, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed September 6, 2019
File No. 000-54495

Dear Sir/Madam:

This letter responds to the staff’s comments set forth in the September 12, 2019 letter regarding the above-referenced Preliminary Proxy Statement on Schedule 14A. For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

In some of the responses, we have agreed to change or supplement the disclosures in future filings. We are doing so in the spirit of cooperation with the staff of the Securities and Exchange Commission, and not because we believe our prior filing is materially deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient. We have also indicated in some responses that we believe no change in disclosure is appropriate, and have explained why.

Our responses are as follows:

Preliminary Proxy Statement on Schedule 14A

Proposal 1: Reverse Stock Split, page 7

Staff Comment No. 1.

We note your disclosure that the main purpose for the reverse stock split is to increase your stock price in order to potentially register your common stock for trading on the Nasdaq Capital Market. Notwithstanding this stated purpose, please tell us whether the proposed reverse stock split could make you eligible to terminate the registration of your common stock under Section 12(g) of the Exchange Act pursuant to Rule 12g-4(a)(1). In your response, please focus on the number of holders of record as defined in Rule 12g5-1 of the Exchange Act. As applicable, please tell us how you intend to comply with the requirements of Rule 13e-3 of the Exchange Act. Also revise the proxy statement to clarify whether the reverse split is the first step in a going private transaction.

September 16, 2019

Rezolute, Inc.’s Response:

We acknowledge the Staff’s comment and respectfully note that the proposed reverse stock split (the “Reverse Stock Split”) will not make us eligible to terminate the registration of our common stock under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) pursuant to Rule 12g-4(a)(1) taking into account the number of holders of record as defined in Rule 12g5-1 of the Exchange Act. We have run an analysis of our stockholders list provided by our transfer agent and as of September 13, 2019, we had 385 holders of record. We have determined that effecting the Reverse Stock Split at the highest end of the split range (1:100) would not cause us to fall below the 300 holders of record threshold for remaining a reporting company. As set forth in our Preliminary Proxy on Schedule 14A (the “Proxy Statement”), our purpose for the Reverse Stock Split is to increase our stock price to potentially list our shares of common stock (the “Common Stock”) on the Nasdaq Capital Market (“Nasdaq”). Nasdaq Listing Rule 5505(a)(3) states that companies applying to list on Nasdaq must have at least “300 Round Lot Holders”. “Round Lot Holders” are defined as holders that hold at least 100 shares of a company’s stock. Based on this standard, even if we effect the Reverse Stock Split at the highest end of the split range we would have 343 holders of record and 328 “Round Lot Holders”. We have revised the Proxy statement to include the following statement, “We have determined that the Reverse Stock Split even if effected at the highest ratio will not reduce the number of holders of record below 300 holders of record to impact the registration of our common stock under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition, the Board has agreed that it will not effect the Reverse Stock Split at a certain ratio if doing so would impact the registration of our common stock under the Exchange Act or would cause us not to meet Nasdaq’s 300 round lot holder requirement.”

We also respectfully note that the Reverse Stock Split does not implicate Rule 13e-3 under the Exchange Act. The Reverse Split does not have a reasonable likelihood, or a purpose of producing, either directly or indirectly, any of the effects described in Rule 13e-3(a)(3)(ii) of the Exchange Act. In particular, the Reverse Split will not result in the Common Stock to become eligible for termination of registration under Rule 12g-4 of the Exchange Act because, (i) the number of record holders of the Company following the Reverse Split shall not be reduced to less than 300 persons and (ii) the total assets of the Company has exceeded $10 million on the last day of the Company’s most recent fiscal year. The Reverse Split will also not (i) result in the Common Stock to become eligible for termination of registration under Rule 12h-6 of the Exchange Act or (ii) cause the reporting obligations with respect to the Common Stock to become eligible for termination under Rule 12h-6 of the Exchange Act because the Company is not a foreign private issuer.

September 16, 2019

Further, the Reverse Split will not cause the reporting obligations with respect to the Common Stock to become eligible for suspension under Rule 12h-3 of the Exchange Act because (i) as previously stated in the second paragraph above, the number of record holders of the Company following the Reverse Split shall not be reduced to less than 300 persons and the total assets of the Company have exceeded $10 million on the last day of of the Company’s most recent fiscal years and (ii) the Common Stock has not been deregistered pursuant to Section 12(d) of the Exchange Act. In addition, Section 15(d) is inapplicable as the Common Stock is registered and will continue to be registered following the Reverse Split pursuant to Section 12 of the Exchange Act. We have also included the following statement in the revised Proxy Statement, “The Reverse Stock Split is not intended to be a first step in a series of steps leading to a “going private transaction” pursuant to Rule 13e-3 under the Exchange Act. Implementing the Reverse Stock Split would not reasonably likely result in or would not have a purpose to, produce a going private effect.”

* * * * *

Thank you for your review of the filing. If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned or Michael L. Weiner or Anthony W. Epps of Dorsey & Whitney LLP at (303) 352-1156 or (303) 352-1109.

Sincerely,
Rezolute, Inc.

/s/ Nevan Elam

Nevan Elam
Chief Executive Officer

cc:	Michael L. Weiner, Dorsey & Whitney LLP

Anthony W. Epps, Dorsey & Whitney LLP